                                                       COMMISSION FILE NO. 1-496
- --------------------------------------------------------------------------------




                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549





                                   FORM 11-K

                                 ANNUAL REPORT





                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934





                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994




                               Title of the plan:
                              --------------------

               HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

              Issuer of the securities held pursuant to the plan:
             -----------------------------------------------------

                             HERCULES INCORPORATED
                                 Hercules Plaza
                            1313 North Market Street
                           Wilmington, Delaware 19894

              HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
             ---------------------------------------------------




                              FINANCIAL STATEMENTS
                             ----------------------


               STATEMENT OF ASSETS, LIABILITIES, AND PLAN EQUITY
                           December 31, 1994 and 1993



                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                  Years ended December 31, 1994, 1993 and 1992




                                      For



                                 ANNUAL REPORT

                                   FORM 11-K

               HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

    STATEMENT OF ASSETS, LIABILITIES AND PLAN EQUITY WITH FUND INFORMATION
                               DECEMBER 31, 1994

                  HERCULES         BLENDED                                  FIDELITY
                INCORPORATED    INTEREST RATE    EQUITY       BALANCED      MAGELLAN         GOV'T          LOAN
                COMMON STOCK    SAVINGS FUND      FUND       ASSET FUND       FUND          BOND FUND       FUND           TOTAL
ASSETS
Investments     $115,968,503(a) $297,707,734  $38,249,289(b) $3,803,098(c) $24,599,610(d) $4,641,771(e) $18,072,657(f) $503,042,662
Receivable from
  Company             21,469         (15,226)       2,083        48,519         (1,522)        2,371            0            57,694
Cash                 690,490      12,275,974      346,172        40,308        281,788        52,402        40,489       13,727,623
                ------------    ------------  -----------    ----------    -----------    ----------    -----------    ------------
  Total Assets  $116,680,462    $309,968,482  $38,597,544    $3,891,925    $24,879,876    $4,696,544    $18,113,146    $516,827,979
                ============    ============  ===========    ==========    ===========    ==========    ===========    ============

LIABILITIES &
  EQUITY
Liability for
  Withdrawals   $  1,008,111    $  6,784,099  $   640,552    $   17,946    $   300,517    $   66,467    $   397,473    $  9,215,165
Advances from
  Company             28,559               0            0        37,540              0             0              0          66,099
Plan Equity      115,643,792     303,184,383   37,956,992     3,836,439     24,579,359     4,630,077     17,715,673     507,546,715
                ------------    ------------ ------------    ----------    -----------    ----------    -----------    ------------
  Total
    Liabilities
    & Equity    $116,680,462    $309,968,482  $38,597,544    $3,891,925    $24,879,876    $4,696,544    $18,113,146    $516,827,979
                ============    ============ ============    ==========    ===========    ==========    ===========    ============


                                                         DECEMBER 31, 1993

                   HERCULES         BLENDED                                  FIDELITY
                 INCORPORATED    INTEREST RATE   EQUITY        BALANCED      MAGELLAN          GOV'T          LOAN
                 COMMON STOCK    SAVINGS FUND     FUND        ASSET FUND       FUND          BOND FUND        FUND          TOTAL
ASSETS
Investments      $128,716,516(a) $314,751,911  $39,187,215(b) $2,256,518(c) $17,040,260(d) $4,936,156(e) $18,983,525(f) $525,872,101
Receivable from
  Company             211,067       2,045,828      121,335        14,521      1,087,124        16,188              0       3,496,063
Cash                1,004,363       6,609,727      668,632        98,121      1,682,135        83,113        298,226      10,444,317
                 ------------    ------------  -----------    ----------    -----------    -----------   -----------    ------------
   Total Assets  $129,931,946    $323,407,466  $39,977,182    $2,369,160    $19,809,519    $5,035,457    $19,281,751    $539,812,481
                 ============    ============  ===========    ==========    ===========    ==========    ===========    ============

LIABILITIES
  & EQUITY
Liability for
  Withdrawals   $    176,356     $  2,941,673  $   524,319    $    1,198    $    83,200    $   21,868    $   821,576    $  4,570,190
Advances from
  Company            344,641          894,984       19,880        13,330        864,745             0              0      2,137,580
Plan Equity      129,410,949      319,570,809   39,432,983     2,354,632     18,861,574     5,013,589     18,460,175     533,104,711
                ------------     ------------  -----------    ----------    -----------    ----------    -----------    ------------
  Total
    Liabilities
    & Equity    $129,931,946     $323,407,466  $39,977,182    $2,369,160    $19,809,519    $5,035,457    $19,281,751    $539,812,481
                ============     ============  ===========    ==========    ===========    ==========    ===========    ============


(a)      At fair value.  Cost: 1994, $49,364,025    1993, $50,450,910  Shares: 1994, 3,012,168    1993, 3,405,199
(b)      At fair value.  Cost: 1994, $30,018,711    1993, $30,764,416
(c)      At fair value.  Cost: 1994,  $3,979,476    1993,  $2,249,488
(d)      At fair value.  Cost: 1994, $25,765,510    1993, $16,798,135
(e)      At fair value.  Cost: 1994,  $4,515,388    1993,  $4,817,017
(f)      Represents loans to plan participants.

    The accompanying notes are an integral part of the financial statements.

               HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

     STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1994

                            HERCULES      BLENDED                               FIDELITY
                          INCORPORATED  INTEREST RATE   EQUITY      BALANCED    MAGELLAN       GOV'T         LOAN
                          COMMON STOCK  SAVINGS FUND     FUND      ASSET FUND     FUND        BOND FUND      FUND        TOTAL
CONTRIBUTIONS
Participating Employees    $  2,399,459  $ 15,441,854  $ 3,368,547  $  347,896  $ 2,450,782  $  533,315  $         0   $ 24,541,853
Company Contributions         8,688,258             0            0           0            0           0            0      8,688,258
                           ------------  ------------  -----------  ----------  -----------  ----------  -----------   ------------
   Subtotal Contributions    11,087,717    15,441,854    3,368,547     347,896    2,450,782     533,315            0     33,230,111
Interplan Transfers             755,632    23,624,171      455,888       9,290     (184,362)   (149,227)    (201,206)    24,310,186

Investment Income:
   Cash Dividends             2,297,887        68,351            0     103,000      928,900           0            0      3,398,138
   Interest                      48,034    21,452,338        6,687       1,732        3,778       1,451    1,461,538     22,975,558
Change in Market Value        1,157,555         3,275      484,814    (184,911)  (1,425,825)     15,212            0         50,120
                           ------------  ------------  -----------  ----------  -----------  ----------  -----------  -------------
   Total                   $ 15,346,825  $ 60,589,989  $ 4,315,936  $  277,007  $  1,773,273 $  400,751  $ 1,260,332  $  83,964,113
                           ============  ============  ===========  ==========  ===========  ==========  ===========  =============

WITHDRAWALS                $(16,892,888) $(82,819,260) $(5,037,241) $ (202,938) $(2,203,626)   (771,459) $(1,594,697) $(109,522,109)
Interfund Transfers         (12,221,094)    5,842,845     (754,686)  1,407,738    6,148,138     (12,804)     410,137              0
                           ------------  ------------   ----------  ----------  -----------  ----------  -----------  -------------
Change in Plan Equity       (13,767,157)  (16,386,426)  (1,475,991)  1,481,807    5,717,785    (383,512)    (744,502)   (25,557,996)
Plan Equity, Dec. 31, 1993  129,410,949   319,570,809   39,432,983   2,354,632   18,861,574   5,013,589   18,460,175    533,104,711
Plan Equity, Dec. 31, 1994 $115,643,792  $303,184,383  $37,956,992  $3,836,439  $24,579,359  $4,630,077   17,715,673   $507,546,715
                           ============  ============  ===========  ==========  ===========  ==========  ===========  =============

                                                   YEAR ENDED DECEMBER 31, 1993

                             HERCULES       BLENDED                               FIDELITY
                           INCORPORATED  INTEREST RATE    EQUITY     BALANCED     MAGELLAN       GOV'T         LOAN
                           COMMON STOCK   SAVINGS FUND     FUND      ASSET FUND     FUND       BOND FUND       FUND        TOTAL
Contributions:
   Participating Employees  $  1,556,211  $ 18,518,991  $ 4,114,550  $  145,163  $ 1,118,723  $  643,499  $         0  $ 26,097,137
   Company Contributions      10,906,326             0            0           0            0           0            0    10,906,326
                            ------------- ------------  -----------  ----------  ----------- -----------  -----------  ------------
                            $ 12,462,537  $ 18,518,991  $ 4,114,550  $  145,163  $ 1,118,723  $  643,499  $         0  $ 37,003,463
Interplan Transfers            1,064,589    23,299,237    2,096,507           0    4,051,278       6,260    1,546,388    32,064,259
Investment Income:
   Cash Dividends              2,907,669             0            0      13,330    1,089,151           0            0     4,010,150
   Interest                       48,612    22,000,435       10,102       1,806        7,053      68,460    1,506,651    23,643,119
Change in Market Value        62,819,424             0    3,673,129      22,270      266,814     121,165            0    66,902,802
                            ------------  ------------  -----------  ----------  -----------  ----------  -----------  -------------
   Total                    $ 79,302,831  $ 63,818,663  $ 9,894,288  $  182,569  $ 6,533,019    $839,384  $ 3,053,039  $163,623,793
Withdrawals                   (7,336,948)  (28,698,002)  (3,136,274)    (36,837)    (252,772)   (827,037)    (585,535)  (40,873,405)
Interfund Transfers          (28,606,655)   12,572,960      236,266   2,208,900   12,581,327     (20,387)   1,027,589             0
                            ------------  ------------  -----------  ----------  -----------  ----------  -----------  ------------
Change in Plan Equity         43,359,228    47,693,621    6,994,280   2,354,632   18,861,574      (8,040)   3,495,093   122,750,388
Plan Equity, Dec. 31, 1992    86,051,721   271,877,188   32,438,703           0            0   5,021,629   14,965,082   410,354,323
                            ------------  ------------  -----------  ----------  -----------  ----------  -----------  ------------
Plan Equity, Dec. 31, 1993  $129,410,949  $319,570,809  $39,432,983  $2,354,632  $18,861,574  $5,013,589  $18,460,175  $533,104,711
                            ============  ============  ===========  ==========  ===========  ==========  ===========  ============

    The accompanying notes are an integral part of the financial statements

               HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
     STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
                          Year Ended December 31, 1992

                                        HERCULES          BLENDED
                                     INCORPORATED      INTEREST RATE                  MONEY
                                        COMMON            SAVINGS        EQUITY       MARKET            LOAN
                                         STOCK             FUND          FUND         FUND              FUND              TOTAL
Contributions:
  Participating Employees              $3,884,619      $18,406,755   $3,644,561     $728,073         $         0       $26,664,008
  Company Contributions                 8,089,385                0            0            0                   0         8,089,385
                                      -----------      -----------   ----------    ---------         -----------       -----------
                                       11,974,004       18,406,755    3,644,561      728,073                   0        34,753,393
Interplan Transfers                     1,035,945        2,648,253      193,977       39,055                   0         3,917,230
Investment Income:
  Cash Dividends                        3,164,811                0            0            0                   0         3,164,811
  Interest                                 24,008       21,753,986        7,007      193,879           1,685,993        23,664,873
Change in Market Value                 19,170,423                0    2,391,045            0                   0        21,561,468
                                      -----------      -----------   ----------    ---------         -----------       -----------
        Total                          35,369,191       42,808,994    6,236,590      961,007           1,685,993        87,061,775
Withdrawals                           (10,875,911)     (41,035,198)  (4,421,739)    (928,257)         (1,688,989)      (58,950,094)
Interfund Transfers                   (19,820,025)      16,305,837    1,870,909     (222,701)          1,865,980                 0
                                      -----------      -----------   ----------    ---------         -----------       ------------
Change in Plan Equity                   4,673,255       18,079,633    3,685,760     (189,951)          1,862,984        28,111,681
Plan Equity, December 31, 1991         81,378,466      253,797,555   28,752,943    5,211,580          13,102,098       382,242,642
                                      -----------      -----------  -----------   ----------         -----------       -----------
Plan Equity, December 31, 1992        $86,051,721     $271,877,188  $32,438,703   $5,021,629         $14,965,082      $410,354,323
                                      ===========     ============  ===========   ==========         ===========      ============

 The accompanying notes are an integral part of the financial statements.

                         NOTES TO FINANCIAL STATEMENTS



1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The financial statements of the Plan are prepared under the accrual method of accounting. Investments in the Plan are carried at fair value. The fair value of the common stock of Hercules Incorporated is based upon the price at which the stock closed on the New York Stock Exchange on the last business day of the year. The Blended Interest Rate Savings Fund is carried at cost plus accrued interest which is equivalent to fair value. The market value of the Equity Fund, the Balanced Asset Fund, the Government Bond Fund and the Fidelity Magellan Fund is based on the fair value of the underlying securities held by the fund. Purchases and sales of securities are recorded on a trade-date basis, interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Withdrawals are recorded upon distribution.

         The Plan provides that participants who retire from the Company may elect, upon retirement, an Optional Valuation Date (OVD) for determining their final withdrawal. The OVD is the last business day of any month following retirement up to age 70 in which the distribution is requested. The liability for such withdrawals is reflected in the financial statements on the Optional Valuation Date.

         The Plan presents in the statement of income and changes in plan equity the net appreciation (depreciation) in fair value of its investments (under the caption Change in Market Value), which consists of the realized gains or losses and the change in unrealized appreciation (depreciation) on those investments.

         The unrealized appreciation (depreciation) for all investments at December 31, 1994, December 31, 1993, December 31, 1992, and January 1, 1992 was $73,619,161, $87,056,699, $35,861,479, and $22,458,111, respectively.

2.  INVESTMENT PROGRAM

         At time of enrollment in the Plan, a participant, by giving written notice to the Trustee, shall direct the investment of his monthly savings in any of the following, or a combination thereof, providing his monthly savings in any one medium selected is not less than 20% of the total amount saved and is stated in 5% increments.

         During May 1993, the Money Market Fund was eliminated and a U.S. Government Bond Fund, a Balanced Asset Management Fund and a Long-Term Capital Appreciation (Fidelity Magellan) Fund were added as investment media under the Plan. Participants with balances in the Money Market Fund were provided the option to transfer their balances to other investment funds or have their balances automatically transferred to the new U.S. Government Bond Fund.

         The following investment medium are available under the Savings and Investment Plan.

    1.   Hercules Incorporated Common Stock.

    2. A Blended Interest Rate Savings Fund, wherein savings so directed are deposited with various major insurance companies, who guarantee the payment of principal. For 1994, the blended yield of these contracts was approximately 7.1%.

    3. Equity Fund. This Fund is made up of substantially all the stocks that make up the Standard and Poor's 500 Index in such a mix as to track as closely as possible the movement of the Index.

    4. U.S. Government Bond Fund, which invests in U.S. Treasury and Agency issues and fully insured savings bank deposits.

    5. Balanced Asset Management Fund, which invests in a managed portfolio of stocks, bonds and money market instruments.

    6. Fidelity Magellan Fund is a Long-Term Capital Appreciation (Fidelity) Fund, which invests in common stocks, and securities convertible to common stock, issued by companies operating in the U.S. and abroad as well as foreign companies.

         The Company contribution, as defined in the Plan, is equal to 50% of that portion of the participants' contribution which does not exceed 6% of earnings or base pay and must be invested in common stock of Hercules Incorporated.

         There were 9,049 participants at December 31, 1994 who participated in one or more of the six investment media. At December 31, 1994 the number of participants selecting each of the investment media for their contributions was as follows:

         Hercules Incorporated Common Stock   . . . . . . . . .       5,849
         Blended Interest Rate Savings Fund   . . . . . . . . .       5,046
         Equity Fund  . . . . . . . . . . . . . . . . . . . . .       1,626
         Balanced Asset Fund  . . . . . . . . . . . . . . . . .         285
         Fidelity Magellan Fund . . . . . . . . . . . . . . . .       1,049
         Government Bond Fund . . . . . . . . . . . . . . . . .         397

3.  INTERPLAN TRANSFERS

         Interplan transfers represent transfers from acquired company plans and the Hercules Incorporated Employee Savings Plan and rollovers of new employees' distributions from defined contribution plans.

         Effective January 1, 1993, the net assets of the Capital Accumulation Plan (approximately $31 MM) of the Aqualon Company (a wholly-owned subsidiary of Hercules Incorporated) were transferred to the Hercules Incorporated Savings and Investment Plan. Participant's benefits under the plan were substantially unaffected by the transfer of net assets.

4.  TAX STATUS

         The United States Treasury Department advised on February 17, 1987, that the Plan as amended through January 1, 1985 is a qualified trust under
Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under provisions of Section 501(a) of the code.

         The Federal Income Tax status of the employee is covered under the caption "Federal Tax Aspects" of the Summary Plan Description dated November 1, 1990 and supplemented by periodic benefit updates.

5.  INVESTMENTS

         Investments that represent five percent or more of Plan Equity at December 31, 1994 or 1993 are as follows:

                                                                                              1994                    1993
                                                                                              ----                    ----
         Hercules Incorporated Common Stock                                               $115,968,503        $128,716,516

         Bankers Trust Equity Index Fund                                                   $38,249,289         $39,187,215

         Group Annuity Contract with Peoples
             Life Insurance Company (#BDA 00002TR)                                         $36,743,923         $44,473,712

         Group Annuity Contract with Provident Life and
             Accident Insurance Company (#630-05537)                                       $29,629,378         $29,567,082

6.  SUBSEQUENT EVENT

         On March 15, 1995 Hercules completed the sale of its Aerospace business to Alliant Techsystems Inc. (Alliant). The sale agreement provided for a transfer of fund assets (approximately $200 million) and assumption of fund liabilities to Alliant as of April 1, 1995.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors,
Hercules Incorporated,
Wilmington, Delaware

    We have audited the accompanying statements of assets, liabilities and plan equity with fund information of Hercules Incorporated Savings and Investment Plan as of December 31, 1994 and 1993, and the related statements of income and changes in plan equity with fund information for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Plan's administrators. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hercules Incorporated Savings and Investment Plan as of December 31, 1994 and 1993, and its income and changes in plan equity for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

    Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the accompanying statements of assets, liabilities, and plan equity of the Hercules Incorporated Savings and Investment Plan and the related statements of income and changes in plan equity is presented for purposes of additional analysis rather than to present the financial position and income and changes in plan equity of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



2400 Eleven Penn Center                                  Coopers & Lybrand L.L.P
Philadelphia, Pennsylvania  19103
June 28, 1995

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                               HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN




                               -------------------------------------------------

                                            H. Eugene McBrayer, Chairman
                                      Finance Committee, Hercules Incorporated,
                                                 Plan Administrator





Date:  June 28, 1995

                                 EXHIBIT INDEX

     Number                        Description

       23              Consent of Independent Accountants.